UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Viasystems Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15755	75-2668620
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 South Hanley Road

St. Louis, MO 63105

(Address of principal executive offices) (Zip Code)

Kelly Wetzler

Senior Vice President Corporate Development & Risk Management

(314) 727-2087

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Viasystems Group, Inc. (“we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are present in their products and necessary to the functionality of such products. Form SD defines “Conflict Minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which Conflict Minerals are present in and necessary to the functionality of those products (collectively, our “Products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in our Products during the Reporting Period (the “Subject Minerals”) to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. Following the completion of this good faith RCOI, we were unable to determine the source and chain of custody of all the Subject Minerals. The results of our good faith RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in our Conflict Minerals Report, a copy of which is filed as Exhibit 1.02 to this Form SD. Our Form SD, Conflict Mineral Report and our Conflict Minerals Policy are publicly available at www.viasystems.com. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02.	Exhibit.

As specified in Section 2 of Form SD, we are hereby filing our Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Section 2. Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.02	Conflict Minerals Report of Viasystems Group, Inc. for the reporting period from January 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

By:	/s/ Brian W. Barber	April 29, 2015
	Brian W. Barber	(Date)
Sr. Vice President Operations-Printed Circuit Board & Supply Chain Management

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report of Viasystems Group, Inc. for the reporting period from January 1, 2014 to December 31, 2014